SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 3)*
Camden Learning Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
132863127

(CUSIP Number)
Donald W. Hughes
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 19, 2009

(Date of Event Which Requires Filing of This Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 13)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	132863127	13D	Page	2	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Learning, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,414,989

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,414,989

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	3	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,989

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,414,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	132863127	13D	Page	4	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,989

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,414,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	132863127	Page	5	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,989

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,414,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	6	of	13 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,989

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,414,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	7	of	13 Pages

1	NAMES OF REPORTING PERSONS David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,989

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,414,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,414,989**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
**Excludes the Proxy Shares (as defined herein). See Item 6 below.

CUSIP No.	132863127	13D	Page	8	of	13 Pages

1	NAMES OF REPORTING PERSONS Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,989

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,414,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	9	of	13 Pages

1	NAMES OF REPORTING PERSONS Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,989

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,414,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	10	of	13 Pages

1	NAMES OF REPORTING PERSONS Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,414,989

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,414,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,414,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	11	of	13 Pages
This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2008, as amended and supplemented by Amendment No. 1 filed with the SEC on October 7, 2009 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on November 5, 2009 (collectively with the Original 13D and Amendment No. 1, the “Statement”) to report the acquisition by CLLLC of 240,968 shares of Common Stock and the grant by a stockholder of the Issuer to Warnock of a proxy with respect to 100,000 shares of Common Stock (the “Proxy Shares”), each as described below. All capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 3.	Source and Amount of Funds or Other Consideration.
The Statement is hereby amended and supplemented by adding the following to the end of Item 3 thereof:
240,968 additional shares of Common Stock reported by the Reporting Persons in this Amendment No. 3 were purchased by CLLLC in an open market transaction for an aggregate purchase price of $1,908,466.56. CLLLC purchased such shares on November 19, 2009 for a per share purchase price of $7.62. The funds used by CLLLC to purchase such additional shares were contributed to the working capital of CLLLC by Fund III and Fund III-A out of the respective working capital of Fund III and Fund III-A. Fund III and Fund III-A received such funds in the form of investments by their respective limited partners.

ITEM 5.	Interest in Securities of the Issuer.
The Statement is hereby amended and supplemented by replacing the first paragraph of Item 5 thereof with the following:
(a)-(b) CLLLC is the record owner of an aggregate of 2,414,989 shares of Common Stock, representing approximately 29.5% of the Issuer’s issued and outstanding shares of Common Stock (based on 8,188,800 shares of Common Stock issued and outstanding as of November 5, 2009, as reported by the Issuer in its definitive proxy statement filed with the SEC on November 10, 2009 (the “Proxy Statement”)).***

***	Excludes the Proxy Shares. See Item 6 below.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Statement is hereby amended and supplemented by adding the following paragraph to the end of Item 6 of the Statement:

CUSIP No.	132863127	13D	Page	12	of	13 Pages
The Issuer has entered into agreements to purchase an aggregate of 1,130,167 shares of Common Stock sold in its initial public offering in a privately negotiated transaction (the “Agreements”) for an aggregate purchase price of $9,002,430.99 from stockholders of the Issuer. Pursuant to the terms of the proposed business combination between the Issuer and Dlorah, Inc. (“Dlorah”), the stockholders of Dlorah will contribute all of the outstanding capital stock of Dlorah to the Issuer in exchange for shares of a newly created class of common stock, common stock purchase warrants and restricted shares of the Issuer’s currently authorized Common Stock and Dlorah Subsidiary, Inc., a newly formed, wholly-owned subsidiary of the Issuer will merge with and into Dlorah, with Dlorah surviving as a wholly-owned subsidiary of the Issuer. The business combination is more fully described in the Proxy Statement.
Pursuant to one of the Agreements (the “Designated Agreement”), the holder of the Proxy Shares has agreed to give Warnock a proxy to vote such shares in such manner as Warnock deems proper at any meeting of the Issuer’s stockholders held on or prior to November 23, 2009. This proxy will revoke any prior proxies granted with respect to the Proxy Shares. The closing of the Agreements will be immediately following the closing of the business combination with Dlorah and the purchase will be paid for with funds that will be released from the Issuer’s trust account upon consummation of the business combination.
Except with respect to the proxy described above, the Designated Agreement is substantially in the form of the Stock Purchase Agreement filed as Exhibit 9 hereto, which is incorporated herein by this reference.
ITEM 7. Material to be Filed as Exhibits.
     Item 7 of the Statement is hereby amended and supplemented by adding the following document as an Exhibit to the Statement and filing such document herewith.

Exhibit No.	Description
9	Form of Stock Purchase Agreement (previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-52919) filed with the SEC on November 18, 2009 and incorporated herein by reference).

CUSIP No.	132863127	13D	Page	13	of	13 Pages
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment No. 3 is true, complete and correct.
Dated: November 24, 2009

Camden Learning, LLC				Camden Partners Strategic III, LLC

By:	Camden Partners Strategic III, LLC			By:	Camden Partners Strategic Manager, LLC,
	its sole general partner				its sole manager

	By:	Camden Partners Strategic Manager, LLC,			By:	/s/ Donald W. Hughes

		its sole manager			Name:	Donald W. Hughes
					Title:	Managing Member
		By:	/s/ Donald W. Hughes

		Name:	Donald W. Hughes
		Title:	Managing Member

Camden Partners Strategic Fund III, L.P.				Camden Partners Strategic Manager, LLC

By:	Camden Partners Strategic III, LLC
	its sole general partner			By:	/s/ Donald W. Hughes

				Name:	Donald W. Hughes
	By:	Camden Partners Strategic Manager, LLC,		Title:	Managing Member
its sole manager

		By:	/s/ Donald W. Hughes	/s/ Donald W. Hughes

		Name:	Donald W. Hughes	Donald W. Hughes, as Attorney-in-Fact for
		Title:	Managing Member	David L. Warnock

Camden Partners Strategic Fund III-A, L.P.
/s/ Donald W. Hughes

By:	Camden Partners Strategic III, LLC,			Donald W. Hughes
its sole general partner

	By:	Camden Partners Strategic Manager, LLC,		/s/ Donald W. Hughes

		its sole manager		Donald W. Hughes, as Attorney-in-Fact for
Richard M. Johnston

		By:	/s/ Donald W. Hughes	/s/ Donald W. Hughes

		Name:	Donald W. Hughes	Donald W. Hughes, as Attorney-in-Fact for
		Title:	Managing Member	Richard M. Berkeley